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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1[17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("Abandonment of Registration"); or

     (d)  The  fund  has  become  a  business   development  company  ("Business
          Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 10l(a)(1)(iv) of Regulation S-T [17 CFR 232.10l(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274. 101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE

I.   General Identifying Information

     1.   Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

         [X]   Merger

         [ ]   Liquidation

         [ ]   Abandonment of Registration

               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]   Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: Mercantile Mutual Funds, Inc.

     3.   Securities and Exchange Commission File No.: 811-3567

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X]      Initial Application       [   ]    Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Mercantile Mutual Funds, Inc., 615 East Michigan Street, P.O. Box 3011, Milwaukee, Wisconsin 53202-3011.

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Don E. Felice, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103, (215) 988-2444.

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

          (1) U.S. Bancorp Piper Jaffray Asset Management, Inc., 615 East Michigan Street, Milwaukee, WI 53201-3011 (records relating to its function as investment adviser).

          (2) Conning Asset Management Company, Cityplace II, 185 Asylum Street, Hartford, CT 06103 (records relating to its function as investment sub-adviser to the Conning Money Market Portfolio).

          (3) Clay Finlay, Inc., 200 Park Avenue, 56th Foor, New York, NY 10166 (records relating to its function as investment sub-adviser to the International Equity Portfolio).

          (4) Firstar Bank, N.A., 425 Walnut St., Cincinnati, Ohio, 45202 (records relating to its function as custodian).

          (5) BISYS Fund Services Limited Partnership, 3435 Stelzer Road, Columbus, Ohio 43219 (records relating to its function as distributor).

          (6) BISYS Fund Services Ohio, Inc., 3435 Stelzer Road, Columbus, Ohio 43219 (records relating to its function as co-administrator).

          (7) Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202 (records relating to its functions as co-administrator and transfer agent)

          (8) Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, Pennsylvania, 19103 (Registrant's Articles of Incorporation, Bylaws and Minute Books).

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

         [X]    Management company;

         [ ]    Unit investment trust; or

         [ ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [   ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     (1) U.S. Bancorp Piper Jaffray Asset Management, Inc., 615 East Michigan Street, Milwaukee, WI 53201-3011 (successor to Firstar Investment Research & Management Company, LLC, 615 East Michigan Street, Milwaukee, WI 53201-3011, successor to Mississippi Valley Advisors, Inc., One Mercantile Center, Seventh and Washington Streets, St. Louis MO 63101).

     (2)  Conning Asset  Management  Company,  700 Market Street,  St. Louis, MO
          63101.

     (3)  Clay Finlay,  Inc.,  Cityplace  II, 185 Asylum  Street,  Hartford,  CT
          06103.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     (1) BISYS Fund Services Limited Partnership, 3435 Stelzer Road, Columbus, Ohio 43219.

13.  If the fund is a unit investment trust ("UIT") provide: N/A

(a)  Depositor's name(s) and address(es):

(b)  Trustee's name(s) and address(es):

14. Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [   ]    Yes      [X]      No

     If Yes, for each UIT state:
             Name(s):

     File No.: 811-__________

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [   ]   No

     If Yes, state the date on which the board vote took place:

     June 6, 2000 (all portfolios) and January 29, 2001 (Conning Money Market Portfolio)

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [   ]   No

     If Yes, state the date on which the shareholder vote took place:

     November  24,  2000  (all  portfolios   except  the  Conning  Money  Market
     Portfolio) and June 29, 2001 (Conning Money Market Portfolio)

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]    Yes      [   ]    No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     Distributions were made with respect to the Treasury Money Market, Money Market, Tax-Exempt Money Market, U.S. Government Securities, Intermediate Corporate Bond, Bond Index, Government & Corporate Bond, Short-Intermediate Municipal, National Municipal Bond, Balanced, Equity Index, Growth & Income, Growth Equity, Small Cap Equity, and International Equity Portfolios on November 27, 2000. Distributions were made with respect to the Missouri Tax-Exempt Bond, Equity Income and Small Cap Equity Index Portfolios on December 11, 2000. Distributions were made with respect to the Conning Money Market Portfolio on June 29, 2001.

     (b)  Were the distributions made on the basis of net assets?

          [X]      Yes      [   ]   No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]      Yes      [   ]   No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [   ]    Yes      [   ]   No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

          [  ]    Yes      [   ]    No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]      Yes      [   ]    No

         If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [   ]    Yes      [X]      No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [  ]    Yes      [X]      No

          If  Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

          [   ]    Yes      [   ]   No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [  ]    Yes      [X]      No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)      Legal expenses:                                   $414,911.00

          (ii)     Accounting expenses:                              $ 96,400.00

          (iii)    Other expenses (list and identify separately):
                   (a)  Proxy Solicitation:              $40,258.11
                   (b)  Printing:                        $39,339.45
                                                       ------------
                                                                      $79,597.56


          (iv)     Total expenses (sum of lines (i)-(iii) above):    $590,908.56

     (b)  How were those expenses allocated? N/A

     (c) Who paid those expenses? Firstar Investment Research & Management Company, LLC paid all expenses.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [X]      Yes      [   ]    No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     Investment  Company  Act of 1940  Release  Nos.  24727  (notice)  and 24749
     (order).

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

          [  ]    Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [  ]    Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger: Firstar Funds, Inc.

Mercantile Portfolio                         Corresponding Firstar Fund
----------------------                       -----------------------------

Treasury Money Market Portfolio              U.S. Treasury Money Market Fund
Money Market Portfolio                       Money Market Fund
Tax-Exempt Money Market Portfolio            Tax-Exempt Money Market Fund
U.S. Government Securities Portfolio         U.S. Government Securities Fund
Intermediate Corporate Bond Portfolio        Intermediate Bond Market Fund
Bond Index Portfolio                         Aggregate Bond Fund
Government & Corporate Bond Portfolio        Aggregate Bond Fund
Short-Intermediate Municipal Portfolio       Tax-Exempt Intermediate Bond Fund
National Municipal Bond Portfolio            National Municipal Bond Fund
Balanced Portfolio                           Balanced Growth Fund
Equity Index Portfolio                       Equity Index Fund
Growth & Income Equity Portfolio             Growth & Income Fund
Growth Equity Portfolio                      Growth Fund
Small Cap Equity Portfolio                   Emerging Growth Fund
International Equity Portfolio               Core International Equity Fund
Missouri Tax-Exempt Bond Portfolio           Missouri Tax-Exempt Bond Fund
Equity Income Portfolio                      Equity Income Fund
Small Cap Equity Index Portfolio             Small Cap Index Fund
Conning Money Market Portfolio               Conning Money Market Fund

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-5380.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Firstar Funds, Inc., File No. 811-05380, Form N-14 (filed 9/28/00);

          Mercantile Mutual Funds, Inc., File No. 811-03567, Form DEFS14A (filed 4/26/01) (Conning Money Market Portfolio).

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mercantile Mutual Funds, Inc. (ii) he is the President of Mercantile Mutual Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



February  20, 2002                          /s/ Jerry V. Woodham
                                            ----------------------------
                                            Jerry V. Woodham
                                            President